

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

<u>Via E-mail</u>

James P. Kelly
Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Vanda Pharmaceuticals Inc.
2200 Pennsylvania Avenue, N.W., Suite 300 E
Washington, D.C. 20037

  Re: **Vanda Pharmaceuticals Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 25, 2014
     File No. 001-34186

Dear Mr. Kelly:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief